TMX, NYSE - HBM 2021 No. 4 News Release

Hudbay Announces Offering of US$600 Million Aggregate Principal Amount of Senior Notes

Toronto, Ontario, February 22, 2021 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today announced that it is offering US$600 million aggregate principal amount of senior notes (the "New Notes"). The interest rate and other terms of the New Notes will be determined at pricing and are dependent upon market conditions and other factors.

Hudbay plans to use the net proceeds from the offering of the New Notes to refinance all of its outstanding US$600 million aggregate principal amount of 7.625% senior notes due 2025 (the "Existing Notes").

The redemption of the Existing Notes is conditioned upon the successful closing of the offering of the New Notes, contemporaneous with or prior to the redemption date, and certain other terms and conditions set forth in the company's redemption notice.

The New Notes will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. The New Notes will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the New Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction. In the United States, the New Notes will be offered, and sold, only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the New Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the New Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

There can be no assurance that the New Notes offering will be completed as contemplated or at all and that the proceeds of the offering will be used for the stated intended purpose. In the event the New Notes offering is not closed as contemplated, the Existing Notes will not be redeemed.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information are described under the heading "Risk Factors" in our most recent annual information form for the year ended December 31, 2019 and our management's discussion and analysis for the year ended December 31, 2020. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

TMX, NYSE - HBM 2021 No. 4

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com